Exhibit 99.1
TD Bank Financial Group to Acquire The South Financial Group
•	Transaction will add 176 new stores in the U.S. Southeast, including 66 stores in the deposit-rich Florida market

•	TD will enter North and South Carolina, further filling out Maine-to-Florida footprint

•	Transaction fits within TD’s risk framework
Note: All figures in US$ unless otherwise noted.
CHERRY HILL, NJ, PORTLAND, ME and TORONTO, ON, May 17 /CNW/ — TD Bank Financial Group Inc. (TSX and NYSE: TD) today announced that it has signed a definitive agreement with The South Financial Group, Inc. (Nasdaq: TSFG), for TD to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either $0.28 in cash, or .004 shares of TD common stock, for each outstanding South Financial common share. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
“This transaction represents another key milestone as we continue to build out our U.S. franchise. With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said Ed Clark, President and CEO, TD Bank Financial Group. “This acquisition will not only accelerate our growth, but it will also enable us to deepen our market share by offering an extensive suite of retail and commercial banking products to South Financial customers.”
“This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing,” added Mr. Clark. “After undertaking extensive due diligence, we’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage. All in all, we think we’re getting a strong franchise that offers a solid financial return, along with a good management team who will bring their expertise to help with the combined company’s future growth plans.”
The transaction is expected to close in TD’s third fiscal quarter of 2010, promptly following receipt of regulatory approvals and approval by South Financial’s shareholders. As part of the transaction, South Financial will issue voting preferred stock to TD and TD will issue 1,000 common shares to South Financial as consideration. This preferred stock will be entitled to vote with the South Financial common stock as a single class and will represent 39.9% of the total voting power after the issuance. All outstanding trust preferred securities and REIT preferred securities of South Financial will remain outstanding and any deferred dividends will be brought current after closing.
In connection with the transaction, TD’s wholly-owned subsidiary TD Bank, America’s Most Convenient Bank(R) (TD Bank) and Carolina First Bank, which operates under the Carolina First brand in the Carolinas and the Mercantile Bank brand in Florida, are also expected to merge. At March 31, 2010, South Financial had a total of $8.0 billion in loans and $9.8 billion in deposits ($7.8 billion excluding brokered deposits). Its network of 176 stores includes a total of 66 stores in Florida, including locations in urban centers such as Miami, Tampa and Orlando, as well as 83 stores throughout South Carolina and 27 stores in North Carolina. Upon completion of the transaction and conversion of the South Financial franchise to the TD Bank operating platform in 2011, TD Bank intends to introduce its brand, retail banking expertise and model across South Financial’s footprint. Until conversion, South Financial will continue to operate under the Carolina First and Mercantile Bank brands in the Carolinas and Florida, respectively.
South Financial: A strong commercial lender caught in downturn

“South Financial offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our franchise,” said Bharat Masrani, President and CEO, TD Bank. “We believe that we can add significant upside by applying our retail expertise and WOW! culture to this established regional bank. The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market. It also gives us a strong position in North and South Carolina, where South Financial is a leading community bank with a solid base for market share growth and asset generation.”
Following the credit difficulties associated with residential construction and commercial real estate development lending, South Financial installed a new management team in 2008. “This team has made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action, but ultimately they determined that this was the best transaction for its shareholders and other constituents” added Mr. Masrani.
South Financial has incurred more than $1.3 billion in losses since the beginning of 2008, primarily as a result of loan charges associated with legacy residential, construction and development lending and commercial and residential mortgages in the Southeastern U.S. South Financial recently entered into a consent order with the Federal Deposit Insurance Corporation and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond. These agreements include a requirement for South Financial to raise a substantial amount of capital within 120 days and reduce criticized assets. These agreements also limit South Financial’s access to brokered deposits and the rates it can pay on certain other customer deposits. As a result of these agreements, South Financial is no longer deemed to be “well capitalized” under applicable banking regulations.
Acquisition a positive outcome for South Financial shareholders, customers and employees
H. Lynn Harton, President and CEO of The South Financial Group stated: “Our board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve. TD is a strongly-capitalized financial institution with a prudent approach to risk management. It is committed to maintaining South Financial’s tradition of customer service and community involvement. TD’s Aaa-rated financial strength will help the combined company position itself for future success and long-term growth. Our shareholders may elect to receive TD common shares in the transaction, which provides an opportunity to receive a stock with a current dividend yield of 3.32% annually.”
South Financial’s current senior management team has agreed to stay on and are expected to be valuable contributors to the combined company’s future success. Mr. Harton who became South Financial’s CEO in 2009 will report to Mr. Masrani and join TD Bank’s management team. “The current South Financial leadership team has solid management and risk experience. In particular, they bring with them hands-on lending experience in the Carolinas and in Florida. They have been instrumental in improving South Financial’s operations in a difficult credit environment,” said Mr. Masrani. “We look forward to maintaining a strong presence in South Financial’s existing footprint and welcoming its employees to the TD Bank family.”
Additional details of the transaction
In connection with this transaction, TD intends to issue approximately Cdn $250 million worth of common shares in Canada prior to closing for prudent capital management. These common shares are not expected to be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. TD may determine to make purchases of South Financial common stock from time to time through market purchases or otherwise. The timing and nature of such purchases, if any, will depend on market conditions and applicable securities law.

The transaction is expected to be slightly accretive to TD’s earnings in fiscal 2011 and to have an impact of 40 — 50 basis points on Tier 1 capital, after taking into account the Cdn $250 million capital issuance.
Nasdaq Listing Rules would normally require South Financial to obtain shareholder approval with respect to the issuance of the South Financial voting preferred stock to TD. However, South Financial intends to rely on the financial viability exception provided in Nasdaq Listing Rule 5365(f) which provides that no shareholder approval is required when the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise. The audit committee of the board of directors of South Financial has approved the reliance on the Nasdaq financial viability exception.
Investor information and call:
The call will be audio webcast live at www.td.com/investor/ at 8:30 a.m. ET and is expected to last about 60 minutes. The call and webcast will feature presentations by TD executives on the transaction and will be followed by a question-and-answer period.
The presentation material referenced during the call will be available on the website at www.td.com/investor/calendar_arch.jsp. A listen-only telephone line will be available at 416-644-3417 or 1-800-814-4861 (toll free).
Advisors
BofA Merrill Lynch and Goldman Sachs & Co. are serving as joint financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to TD and TD Bank in this transaction. Morgan Stanley is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to TSFG in this transaction.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world’s leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
About TD Bank, America’s Most Convenient Bank(R)
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.
Caution Regarding Forward Looking Information and Additional Information
From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-

looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the bank will realize the anticipated benefits related to the acquisition of The South Financial Group, Inc.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
For further information: Media: Mohammed Nakhooda, (416) 983-8622, mohammed.nakhooda@td.com; Jennifer Morneau, (207) 761-8762, jennifer.morneau@tdbanknorth.com; Investor Relations: Rudy Sankovic, (416) 308-9030 or toll-free at (866) 486-4826, tdir@td.com